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NOTICE OF CHANGE IN YEAR-END

PURSUANT TO SECTION 4.8

 OF NATIONAL INSTRUMENT 51-102

Unbridled Energy Corporation (the “Issuer”) hereby gives notice to the British Columbia Securities Commission and Alberta Securities Commission pursuant to Section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) as follows:

(a)

the Issuer has decided to change its financial year-end from April 30 to December 31;

(b)

the change in the financial year-end of the Issuer will allow the Issuer to have a financial year-end that corresponds with the financial year-end of the majority of the Issuer’s industry peers thus facilitating analysis and comparison of the Issuer with its industry peers;

(c)

the Issuer’s old financial year-end was April 30;

(d)

the Issuer’s new financial year-end is December 31;

(e)

the length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Issuer’s transition year and its new financial year are as follows:

(i)

Annual Financial Statements for Transition Financial Year

•

8 months ended December 31, 2007 compared to the 12 months ended April 30, 2008;

(ii)

Interim Financial Statements for New Financial Year

•

3 months ended March 31, 2008 compared to the 3 months ended April 30, 2007;

•

6 months ended June 30, 2008 compared to the 6 months ended July 31, 2007;

•

9 months ended September 30, 2008 compared to the 9 months ended October 31, 2007; and

(iii)

Annual Financial Statements for New Financial Year

•

12 months ended December 31, 2008 compared to the 8 months ended December 31, 2007 and the 12 months ended April 30, 2007; and

(f)

the filing deadline, prescribed under Section 4.2 and Section 4.4 of NI 51-102, for the  Issuer’s annual financial statements for the period ended December 31, 2007 is April 29, 2008.

DATED this 28th day of December, 2007

UNBRIDLED ENERGY CORPORATION

“Craig Steinke”

Per:

____________________________

Craig Steinke, Chairman

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